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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 3)


                              PANAMSAT CORPORATION
                              --------------------
                                (Name of Issuer)


COMMON STOCK, $.01 PAR VALUE PER SHARE                     697933-10-9
--------------------------------------------------------------------------------
    (Title of class of securities)                       (CUSIP number)


                              JOHN J. HIGGINS, ESQ.
                           ACTING CHIEF LEGAL OFFICER
                           HUGHES COMMUNICATIONS, INC.
                             200 N. SEPULVEDA BLVD.
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 662-9935
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                 DECEMBER 20, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].




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NY2:\995284\02\LBYS02!.DOC\53356.0066

-----------------------------------------------------------------                ------------------------------------------------
CUSIP No. 697933-10-9                                                  13D                                       Page 2
-----------------------------------------------------------------                ------------------------------------------------
----------------- ----------------------------------------------- ---------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  General Motors Corporation
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-0572515
----------------- ---------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (A) [_]
                                                                                                                         (B) [_]
----------------- ---------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ---------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                    [_]
----------------- -------------------------------------------------------------- ------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- ------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            120,812,175
          SHARES
                            ------ --------------------------------------------- ------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- ------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       120,812,175
        REPORTING
                            ------ --------------------------------------------- ------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ---------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       120,812,175

----------------- ---------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]

----------------- ---------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  80.7%

----------------- ----------------------------------------------- ---------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ---------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2

-----------------------------------------------------------------                ------------------------------------------------
CUSIP No. 697933-10-9                                                  13D                                       Page 3
-----------------------------------------------------------------                ------------------------------------------------

----------------- ----------------------------------------------- ---------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Hughes Communications, Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  95-3884435
----------------- ---------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (A) [_]
                                                                                                                         (B) [_]
----------------- ---------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ---------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                    [_]
----------------- -------------------------------------------------------------- ------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          California

------------------------- -------- --------------------------------------------- ------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER:                            120,812,175
         SHARES
                          -------- --------------------------------------------- ------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                          0
        OWNED BY
                          -------- --------------------------------------------- ------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:                       120,812,175
       REPORTING
                          -------- --------------------------------------------- ------------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER:                     0

----------------- ---------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       120,812,175

----------------- ---------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]

----------------- ---------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  80.7%

----------------- ----------------------------------------------- ---------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO
----------------- ----------------------------------------------- ---------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

                     This Amendment No. 3 amends the statement jointly filed by General Motors Corporation ("GM") and Hughes Communications, Inc. ("HCI", and together with GM, the "Reporting Persons") with respect to the shares of common stock, par value $.01 per share ("Common Stock"), of PanAmSat Corporation (the "Company).

Item 4.         Purpose of Transaction.
                ----------------------

                     Item 4 of Schedule 13D is amended as follows:

                     GM has disclosed that due to the rapid consolidation in the media and telecommunications industries, it is now considering alternative strategic transactions involving Hughes Electronics Corporation, a Delaware corporation and wholly-owned subsidiary of GM ("HEC"), and other participants in those industries. Any such transaction might involve the separation of HEC (including HEC's interest in the Company) from GM. In connection with considering alternative transactions, GM and HEC anticipate reexamining the desirability of maintaining their present level of direct and indirect investments in certain businesses, including the Company. This could result in a disposition or reallocation of some or all of their ownership interests in the Company or, subject to the terms of the Standstill Restrictions (as defined in prior amendments to this Schedule 13D), an increase in such ownership. Any disposition could involve a merger or other transaction structure enabling a purchaser to acquire all of the equity or assets of the Company. There can be no assurance that GM will enter into any such strategic transaction involving HEC or that GM and HEC will enter into any transaction regarding their ownership interests in the Company. Any transaction involving the acquisition or disposition of shares of the Company would also depend on general market and economic conditions affecting the Company, GM's and HEC's views of the prospects for the Company, the price at which shares of the Company could be acquired or disposed of and other relevant factors.

                     Except as discussed above, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D.

Item 7.         Materials to be Filed as Exhibits.
                ---------------------------------

Exhibit 1             Joint Filing Agreement, dated December 20, 2000

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               GENERAL MOTORS CORPORATION

                               By: Warren G. Andersen
                                   -------------------------------------------
                                   Name: Warren G. Andersen
                                   Title: Attorney and Assistant Secretary






                               HUGHES COMMUNICATIONS, INC.

                               By: Patrick T. Doyle
                                   -------------------------------------------
                                   Name: Patrick T. Doyle
                                   Title: Senior Vice President





Date:  December 20, 2000

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.                  Description of Exhibit
-----------                  ----------------------

Exhibit 1                    Joint Filing Agreement, dated December 20, 2000

















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